SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):   July 18, 2006

SIGNATURE LEISURE, INC.

(Exact Name of Registrant as Specified in its Charter)

Colorado	000-49600	50-0012982
(State of Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

100 Candace Drive, Suite 100
Maitland, Florida 32751
(Address of Principal Executive Offices)

(407) 599-2886
Registrants Telephone Number

(Former Name or Address of Registrant)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1 – Registrant's Business and Operations

Item 1.01 – Entry into a Material Definitive Agreement

Revenge LLC, Loan and Equity Purchase

On July 18, 2006, Signature Leisure entered into a LOAN AND STOCK PURCHASE AGREEMENT with REVENGE DESIGNS, LLC ("Company"), SIGNATURE LEISURE, INC.("Lender") and THOMAS CRESS and PETER COLLORAFI (collectively "Owner").

The principal terms and conditions of the agreement are as follows:

1.   Lender hereby agrees to loan to Company the sum of $100,000.00, (the "Loan") as follows: The sum of $50,000.00 upon execution hereof by all parties, with the balance on or before July 31, 2006.

2.   Company agrees to repay the Loan as follows:

   (i)   payment of the sum of $7,000.00 on each of January 1, 2007, April 1, 2007, July 1, 2007, October 1, 2007, January 1, 2008, April 1, 2008 and July 1, 2008; and

   (ii)   payment of the sum of $100,000.00 on October 1, 2008.

3.   On or before July 31, 2006, Lender shall pay to Company the sum of $100,000.00 and shall receive the following as consideration:

   (i)   delivery to Lender of an ownership interest in Company equal to 25% of the equity of Company, such ownership interest to be subject to the terms of the Operating Agreement;

   (ii) $1,000.00 from the proceeds of each of the first one hundred (100) cars sold by Company hereafter, as return on investment, such sums being due upon receipt and collection of good funds by Company;

Signature Leisure, Inc. nor its affiliates had any prior business or familial relationship with parties to this agreement. Mr. Carnes, President of Signature Leisure, Inc. was introduced to Thomas Cress, owner of Lingenfelter Performance Engineering by his father who has provided engine components and packaging containers to Lingenfelter Performance Engineering for many years.

Section 8 – Other Events

Item 8.01 – Other Events

Press Release

Signature Leisure Announces Revenge
Maitland, FL – July 24, 2006 – Signature Leisure, Inc. (OTCBB: SGLS) announced today that the company recently acquired a twenty-five percent ownership stake in Revenge Designs LLC.

Revenge Designs LLC, based in Decatur, Indiana, is headed by Australian native Peter Collorafi. "Revenge is partnering with Lingenfelter Performance Engineering to modify the 2006-07 Pontiac GTO for a more "aggressive" look and performance", as reported by the Fort Wayne Journal Gazette.

Stephen Carnes, CEO of Signature Leisure, Inc. stated, "I am very excited with today's announcement that Signature has acquired a twenty-five percent ownership stake in Revenge Designs LLC. I believe this is an excellent opportunity for Signature Leisure and I am enthusiastic about the future of Revenge Designs LLC. I believe everyone will be hearing more and more about Revenge Designs as the first Revenge GTO's start hitting the street."

The Journal Gazette additionally reported that "Collorafi, Tom Cress – president of Decatur-based Lingenfelter – and several government and economic development officials announced the launch of the new car design company and partnership on Thursday" (July 13, 2006).

"Revenge and Lingenfelter will produce 1,000 modified cars by October or November of next year, Collorafi said. The company expects to be in operation in mid-August. He said the company is also looking at modifying other vehicles but did not provide specifics."

"All 1,000 modified GTOs will include the Revenge design enhancement package – everything from a wider body to fog lamps with flowing fender extensions to a lower profile. And 500 cars will also include the Lingenfelter performance package. That will add a magnacharger/supercharger delivering 530 horsepower – up from 400 – as well as a manual transmission short shifter, a high performance brake system and other extras."

"Revenge expects to employ 40 by December with an annual payroll that will exceed $1 million. About $1.7 million will be invested in the project with annual sales anticipated to be in the neighborhood of $10 million, the company said in a written statement."

To view the full article in the Fort Wayne Journal Gazette, please visit the following link:
http://www.fortwayne.com/mld/fortwayne/business/15037965.htm

About Signature Leisure, Inc. (OTC BB: SGLS) – Signature Leisure, Inc. is a publicly traded company trading on the OTC Bulletin Board under the symbol SGLS. For more information about Signature Leisure, Inc., please visit the Company's website at www.signatureleisure.com

This press release contains certain "forward-looking" statements, as defined in the United States Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties. Statements, which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors, factors that could cause actual results to differ materially from those estimated by the Company. They include, but are not limited to, the Company's ability to develop operations, the Company's ability to consummate and complete an acquisition, the Company's access to future capital, the successful integration of acquired companies, government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition, sales and other factors that may be identified from time to time in the Company's public announcements.

This press release is provided for information purposes only and is not intended to constitute an offer to sell or a solicitation of an offer to buy securities.

Contact:
Signature Leisure, Inc.
Stephen W. Carnes
407-599-2886
info@signatureleisure.com

Section 9 – Financial Statements and Exhibits

Item 9.01 – Exhibits

Signature Leisure, Inc. includes herein the following exhibits:

Exhibit	Description
10.1	LOAN AND STOCK PURCHASE AGREEMENT, July 18, 2006 and OPERATING AGREEMENT FOR REVENGE DESIGNS, LLC


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


SIGNATURE LEISURE, INC.


Date: July 18, 2006   By: \s\ Stephen W. Carnes, President
                                             Stephen W. Carnes, President